A4
5-19-03

03015848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 5-15-03

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (P)
PART III

SEC FILE NUMBER
8- 47830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Cherry Street, Suite D
(No. and Street)

Columbia, MO 65201
(City) (State) (Zip Code)

SEC MAIL RECEIVED MAY 13 2003 WASH. D.C. 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ferd LaBrunerie 573-449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson, P.C.
(Name – *if individual, state last, first, middle name*)

209A East Green Meadows Rd., Columbia, MO 65203
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 21 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ferd LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ALEXANDER F. LA BRUNERIE
Notary Public – Notary Seal
STATE OF MISSOURI
Boone County
My Commission Expires: Aug. 2, 2004

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (balance sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Schedule I)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note G)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (exempt)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note H)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LaBrunerie Financial Services, Inc.

TABLE OF CONTENTS

December 31, 2002

Audited Financial Statements
and Supplemental Information

LaBrunerie Financial Services, Inc.

December 31, 2002

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
LaBrunerie Financial Services, Inc.
700 Cherry Street, Suite D
Columbia, Missouri

We have audited the accompanying balance sheet of LaBrunerie Financial Services, Inc. (a Missouri S-corporation) as of December 31, 2002 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Labrunerie Financial Services, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

We are re-issuing this report to include the supplemental information beginning on page 11, "Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3". This information was omitted from our original report.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on page 10 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities Exchange Commission.

Moore Horton & Carlson PC

Columbia, Missouri
February 13, 2003

Mexico • Sedalia • Marshall • Columbia

LaBrunerie Financial Services, Inc.

BALANCE SHEET

December 31, 2002

ASSETS

CURRENT ASSETS	
Cash in bank	$15,107.43
Commissions receivable	3,181.00
Prepaid expense	750.00
	19,038.43
OTHER ASSETS	
Brokerage account (unrestricted)--Note C	86.80
Brokerage account (restricted)--Note D	10,000.00
Available for sale investments--Note E	53,108.89
	63,195.69
PLANT AND EQUIPMENT	
Office furniture	16,732.58
Less accumulated depreciation	13,913.53
	2,819.05
	$85,053.17

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITES	
Commissions payable	$ 2,544.80
Accrued payroll taxes	1,351.01
	3,895.81
STOCKHOLDERS' EQUITY	
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000.00
Paid in capital	69,130.00
Retained earnings	10,575.39
Accumulated other comprehensive loss	(1,548.03)
	81,157.36
	$85,053.17

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF INCOME

Year ended December 31, 2002

Sales		$382,649.04
Commissions		285,635.95
	GROSS PROFIT	97,013.09
Overhead Expenses		
Accounting		5,710.00
Advertising		1,475.82
Attorney fees		1,942.00
Bank charges		245.16
Books		3,158.41
Computer supplies		4,012.50
Contract labor		782.06
Contributions		525.00
Depreciation		732.00
Dues and subscriptions		4,096.65
Examinations		3,833.25
Fines and penalties		15.00
Insurance		1,886.00
Meetings		967.64
Miscellaneous		1,090.90
Office expense		6,390.45
Parking		856.36
Payroll		34,573.85
Payroll taxes		3,171.71
Postage		4,999.20
Rent		7,200.00
Repairs and maintenance		275.00
Taxes and licenses		112.50
Telephone		6,982.55
	TOTAL OVERHEAD EXPENSES	95,034.01
	OPERATING INCOME	1,979.08
Other Income		
Interest income		432.65
Dividends		409.14
Short term capital gain distributions		238.31
Long term capital gain distributions		97.73
Loss on sale of mutual funds		(5,545.87)
Miscellaneous		12.00
	TOTAL OTHER INCOME	4,356.04
	NET INCOME	$ (2,376.96)

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2001	$3,000.00	$69,130.00	$12,952.35	$ (4,979.18)	$80,103.17
Net income	---	---	(2,376.96)	---	(2,376.96)
Change in unrealized holding gains (losses)	---	---	---	3,431.15	3,431.15
BALANCE AT DECEMBER 31, 2002	$3,000.00	$69,130.00	$10,575.39	$(1,548.03)	$ 81,157.36

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (2,376.96)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	732.00
Loss on sale of investments	5,545.87
Increase in commissions receivable	(3,181.00)
Increase in prepaid expense	(750.00)
Increase in commissions payable	2,544.80
Increase in accrued payroll tax	1,120.52
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,635.23
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of equipment	(1,699.00)
Proceeds from sale investments	53,731.38
Purchase of investments	(53,731.38)
Increase in available-for-sale	(857.47)
NET CASH USED BY INVESTING ACTIVITIES	(2,556.47)
CHANGE IN CASH AND CASH EQUIVALENTS	1,078.76
Cash and cash equivalents at beginning of year	14,028.67
CASH AND CASH EQUIVALENTS AT END OF YEAR	$15,107.43

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows. No cash was paid for interest or taxes in 2002. Non-cash transactions included an increase in the unrealized loss on investments of $1,548.03.

See accompanying notes to financial statements.

LaBrunerie Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The company was incorporated on September 8, 1994 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2002 were $3,181.00. Commissions payable at December 31, 2002 were $2,544.80. All commissions receivable and payable were less than 30 days.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated.

LaBrunerie Financial Services, Inc.

NOTES TO FINANCIAL STATEMENTS - Cont'd

NOTE B--RELATED PARTY TRANSACTIONS

Ferd and Alex LaBrunerie are each a 50% shareholder and serve as directors and officers of the Company. Commissions paid to related parties were:

Ferd LaBrunerie	$167,972.00
Alex LaBrunerie	109,468.00

NOTE C--RESTRICTIONS ON CASH

The Company is required by its brokerage firm to maintain $10,000.00 in a house account with them. The balance in this account at December 31, 2002 was $10,086.80. $10,000.00 of this amount has been reported as restricted cash under other assets.

NOTE D--LEASES

The Company's current office rent is $600 per month and expires February 28, 2003. The lease has been renewed for one year at $950 per month. Minimum lease payments are:

2003	$10,700.00
2004	1,900.00
	$12,600.00

NOTE E--INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2002 investments consisted of:

	Amortized Cost	Gross Unrealized Gains/(Losses)	Fair Value
Reserve Fund	$ 4,761.01	$ ---	$ 4,761.01
US Treasury Fund of America	24,150.73	---	24,150.73
American Balanced Fund	15,215.60	(1,635.56)	13,580.04
Pimco Funds	10,529.58	87.53	10,617.11
	$54,656.92	$(1,548.03)	$53,108.89

NOTE E--INVESTMENTS - Cont'd

	Beginning Fair Value	Reinvested Interest & Dividends	Market Change	Ending Fair Value
Reserve Fund	$ 4,731.38	$ 29.63	$ ---	$ 4,761.01
US Treasury Fund of America	24,000.00	150.73	---	24,150.73
Amrerican Balanced Fund	15,000.00	215.60	(1,635.56)	13,580.04
Pimco Funds	10,000.00	529.58	87.53	10,617.11
	$53,731.38	$925.54	$(1,548.03)	$53,108.89

An unrealized loss of $1,548.03 has been charged to other comprehensive income for the year ended December 31, 2002.

The company moved its available-for-sale investments from five different brokers to a single broker in 2002. The company recognized a loss of $5,545.87 on these transactions:

	Gross Amortized Cost	Sale Price	Recognized Gain/(Loss)
Zurich Money Market Fund	$25,000.00	$25,000.00	$ ---
Fidelity Funds	15,079.74	9,969.79	(5,109.95)
Hancock Tech Fund	6,195.18	1,902.98	(4,292.20)
Janus Worldwide Fund	6,668.08	7,334.98	666.90
T Rowe Price Midcap Growth Fund	6,334.25	9,523.63	3,189.38
	$59,277.25	$53,731.38	$(5,545.87)

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced (haircut) as follows:

Money Market Funds	2%
Mutual Funds	15%
Securities	15%

NOTE E--INVESTMENTS - Cont'd

At December 31, 2002 these amounts were:

	Fair Market Value	Haircut
Money Market Funds:		
Reserve Fund	$ 4,761.01	$ 95.22
US Treasury Fund of America	24,150.73	483.01
Brokerage account	10,086.80	201.74
Mutual Funds:		
American Balanced Fund	13,580.04	2,037.01
Pimco Funds	10,617.11	1,592.57
	$63,195.69	$4,409.55

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE F--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000.00. On December 31, 2002 the Company had net capital of $73,178.76. ($23,178.76 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 5.32% (0.0532).

NOTE G--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2002, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE H--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2002 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

LaBrunerie Financial Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1(1)

December 31, 2002

NET CAPITAL	
Ownership Equity	$81,157.36
Less non-allowable assets:	
Prepaid expense	750.00
Net fixed assets	2,819.05
	2,960.05
TOTAL ALLOWABLE CAPITAL	77,588.31
Less Haircuts on Investments--Note E	4,409.55
TOTAL NET CAPITAL	73,178.76
MINIMUM NET CAPITAL REQUIREMENT--Note F	(50,000.00)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$23,178.76
TOTAL AGGREGATE INDEBTEDNESS	$ 3,895.81
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.32%

See independent auditors' report

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
LaBrunerie Financial Services, Inc.
700 Cherry Street, Suite D
Columbia, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparison.

2) Recordation of differences required by Rule 17a-13.

3) Compliance with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mexico • Sedalia • Marshall • Columbia

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
January 30, 2003

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

May 9, 2003

SEC
Division of Market Regulation
450 5th Street, N.W.
Washington, DC 20549

We have been notified by the NASD that the audit report we previously issued for LaBrunerie Financial Services, Inc. for the year ended December 31, 2002 was deficient in that it did not contain a report describing material inadequacies that were found to exist. A copy of the NASD letter is attached.

There were no material inadequacies found during our audit. We have included new supplemental information stating this fact. This information can be found on page 11 of our re-issued audit report. Two copies of the re-issued report are enclosed.

Please call if you have any questions or require additional information.

Sincerely yours,

Jay Chamberlain

TO JAY

NASD

April 17, 2003

442-4292

Mr. Ferd LaBrunerie
President
LaBrunerie Financial Services, Inc.
700 Cherry Street, Ste. D
Columbia, MO 65201

Dear Mr. LaBrunerie:

This acknowledges receipt of your 2002 annual filing of audited financial statements made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A report describing any material inadequacies found to exist or if none existed, a statement so stating

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, this office requests that you *immediately* send one copy of the items listed above to this District Office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact me at (816) 802-4725.

Sincerely,

Jeffrey C. Connell

Jeffrey Connell
Associate Examiner

JC/cw
Enclosure

cc: Mary Keefe, Regional Director, Securities and Exchange Commission
Moore, Horton & Carlson, P.C., Certified Public Accountant
209A East Green Meadows Rd.
Columbia, MO 65203

120 West 12th Street, Suite 900
Kansas City, MO
65105

tel 816 421 5700
fax 816 421 5029
www.nasd.com